UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________
COMMISSION FILE NO. 1-12815

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CHICAGO BRIDGE & IRON SAVINGS PLAN
c/o Chicago Bridge & Iron Company
One CB&I Plaza
2103 Research Forest Drive
The Woodlands, TX 77380

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Chicago Bridge & Iron Company N.V.
 Prinses Beatrixlaan 35
2595 AK The Hague
The Netherlands

CHICAGO BRIDGE & IRON SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Chicago Bridge & Iron Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Chicago Bridge & Iron Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Calvetti Ferguson
Houston, Texas
June 27, 2014

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
Assets
Cash	$466	$3,862
Investments, at fair value	781,509,440	638,259,791
Contribution receivable from employer	18,250,942	21,332,033
Notes receivable from participants	9,452,397	8,911,937
Total Assets	$809,213,245	$668,507,623
Liabilities
Corrective distribution payable	196,977	—
Total Liabilities	$196,977	$—
Net assets available for benefits, at fair value	$809,016,268	$668,507,623
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,615,794)	(2,754,622)
Net assets available for benefits	$807,400,474	$665,753,001
The accompanying notes are an integral part of these financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2013
Additions to net assets attributed to:
Net appreciation in value of investments	$144,879,010
Investment income	6,848,348
Contributions:
Participants	30,390,336
Employer	28,449,876
Rollovers	2,452,746
Total additions	$213,020,316
Deductions to net assets attributed to:
Distributions to participants	70,557,245
Administrative expenses	618,621
Corrective distributions	196,977
Total deductions	$71,372,843
Net increase	$141,647,473
Net Assets Available for Benefits:
Beginning of year	665,753,001
End of year	$807,400,474

The accompanying notes are an integral part of these financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM
The following provides a summary of the major provisions of the Chicago Bridge & Iron Savings Plan (the “Plan”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General—The Plan is a defined contribution plan in which certain employees of Chicago Bridge & Iron Company (“CB&I”) and certain related companies (collectively, the “Company”) are eligible to participate immediately upon hire. On February 13, 2013, CB&I acquired The Shaw Group Inc. ("Shaw"); however, individuals employed by the acquired Shaw entities were not eligible to participate in the Plan during 2013.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). T. Rowe Price Trust Company (the “Trustee”) and T. Rowe Price Retirement Plan Services, Inc. serve as trustee and record keeper, respectively, for the Plan.
Participant and Company Contributions—Contributions to the Plan are comprised of employee 401(k) voluntary pre-tax salary deferrals, employee voluntary after-tax Roth contributions, Company 401(k) matching contributions and annual Company contributions. Company contributions are discretionary and participant eligibility can be constrained by union agreement, Company subsidiary or service.

•
Participant Contributions—Participants may contribute amounts on a pre-tax deferred basis or an after-tax Roth basis up to a maximum of 75% of eligible compensation subject to the lower of dollar limits set by the Internal Revenue Service (the “IRS”) or percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time.

•
Company Matching Contributions—The Company may elect, at its sole discretion, to match some portion of the participants’ contributions. For 2013, the Company elected to match the participants’ contributions up to 3% of eligible compensation, except where otherwise constrained.

•
Annual Company Contributions—The Company may elect, at its sole discretion, to contribute up to 12% of eligible compensation (including overtime and incentive compensation) for eligible participants (as defined below), subject to Company performance and the IRS limits on compensation deferrals. To be eligible to receive an annual Company contribution, a participant must: (i) have worked a minimum of 1,000 hours for the Company during the Plan year (except in the case of death, disability, retirement, or a reduction-in-force termination, where the service requirement is waived), and (ii) be employed with the Company as of the last day of the Plan year (except in the case of death, disability, retirement, a reduction-in-force termination, or a temporary lay-off, where the service requirement is waived). The annual Company contribution is allocated to each eligible participant following the end of the Plan year for which the contribution was made. For 2013, the annual Company contribution percentage for the Plan was 5% of eligible compensation and amounted to $18,063,862, net of forfeitures of approximately $1,388,634.

Participant Accounts—Individual accounts are maintained for each Plan participant. Participant and Company contributions are allocated to investments within each participant account based upon participant-directed percentages. Investment earnings of funds are allocated to participant accounts based upon the participant’s relative percentage ownership of the total applicable fund. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of a participant’s account (see “Vesting” section below).
Investment Options—Participants may direct the investment of their account balances into any or all of a number of investment options offered by the Plan, which include: (i) mutual funds investing in equities and bonds, including certain mutual funds beyond the Trustee’s family of funds, (ii) a stock fund, which invests in the common stock of Chicago Bridge & Iron Company N.V. (“CB&I N.V.”), CB&I’s parent, and (iii) common collective trust funds. Participants may transfer account balances among investment options; however, interfund transfers to the CB&I N.V. stock fund from other investment options are not permissible under the Plan.
Vesting—Participant contributions and all earnings on those contributions vest immediately. Company matching and annual contributions vest after three years of service with the Company. Participants who reach age 65 or who terminate their participation in the Plan due to death, disability, retirement, or a reduction-in-force termination, are granted full vesting in Company contributions.

Notes Receivable from Participants—Participants may borrow up to the lesser of 50% of their vested account balance or $50,000, with a minimum loan amount of $1,000. No more than one loan may be outstanding from a participant’s account at any time. Any amount borrowed is deducted pro rata from the funds in which the participant’s account is invested. Loans bear interest based on a fixed rate initially determined based on the Wall Street Journal published prime rate plus a margin of 1% and are repayable over a period not to exceed five years (with the exception of principal residence loans, which are repayable over a period not to exceed fifteen years). Repayments of principal and interest are credited pro rata to the funds in which the participant’s deferrals and Company contributions are invested.
Payment of Benefits—Upon death, disability, retirement, or termination of employment, participants may receive a lump-sum payment of their account balance, subject to the vesting provisions described above. The Plan also allows in-service and financial hardship withdrawals. Other payment forms are available to certain participants for accounts existing prior to January 1, 1997.
Forfeitures—Forfeited accounts, representing the unvested portion of Company matching and annual contributions, are used to reduce future Company contributions to participant accounts.
2. SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting—The accompanying Plan financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Benefit payments to participants are recorded upon distribution, purchases and sales of securities are recorded on a trade-date basis, interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.
Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition—The categorization of the Plan’s financial instruments within the valuation hierarchy (see Note 4) is based upon the lowest level of input that is significant to the fair value measurement. Investments valued using quoted market prices in active markets are classified within level 1 of the valuation hierarchy and investments valued using internally-developed models based upon readily observable market parameters (quoted market prices for similar assets and liabilities in active markets) are classified within level 2 of the valuation hierarchy. Investments valued using internally-developed models based upon significant unobservable market parameters would be classified within level 3 of the valuation hierarchy. The Plan did not have any level 3 classifications as of December 31, 2013 or 2012.
The following is a description of the methodologies used to value the Plan’s instruments at fair value:

•
Common Stock and Mutual Funds—The fair values are based on quoted market prices in active markets on the last day of the Plan year and are therefore classified within level 1 of the valuation hierarchy (market approach).

•	Common Collective Trust Funds—

•
Stable Value Common Trust Fund—The fund is comprised of guaranteed investment contracts, wrap contracts and various other contracts. The fair value of the guaranteed investment contracts is provided by the fund administrator and is generally determined by discounting the scheduled future payments required under the contract (income approach). The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes (cost approach). For assets other than investment and wrap contracts, including securities underlying synthetic investment contracts, fair value generally is reflected by market value at the close of business on the valuation date (market approach). Therefore, the fund’s fair value is classified within level 2 of the valuation hierarchy. This fund is a fully benefit-responsive investment, and as required, an adjustment is made to reflect this investment at contract value on the financial statements, which represents cost plus accrued income less redemptions.

•
Other Common Collective Trust Funds—The fair values of the Small Cap Value Equity Trust Fund, New Horizons Trust Fund and the Retirement Active Trust Funds are determined by the Net Asset Value (“NAV”) provided by the fund administrator. Although the NAV’s unit prices are quoted on a private market that is not active, the unit prices are based on underlying investments which are traded on an active market (market approach). Therefore, the fair values of the funds are classified within level 2 of the valuation hierarchy.

New Accounting Standards—There are no recently issued accounting standards that the Company believes will have a material impact on the net assets of the Plan.
Subsequent Events—Subsequent events for the Plan were evaluated through June 27, 2014, the date these financial statements were issued.
3. INVESTMENTS
The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2013 or 2012 (at fair value unless otherwise noted):

	December 31,
	2013	2012
T. Rowe Price Stable Value Common Trust Fund (at contract value) (1)	$114,002,968	$64,075,374
JPMorgan Large Cap Growth Fund (2)	94,849,593	—
Invesco Diversified Dividend Fund (2)	63,817,096	—
T. Rowe Price New Horizons Trust Fund (2)	59,443,373	—
Chicago Bridge & Iron Company N.V. Common Stock	57,473,328	36,642,491
T. Rowe Price Retirement 2020 Active Trust Fund (2)	49,357,206	—
American Funds Europacific Growth Fund (3)	45,258,040	32,369,757
T. Rowe Price Summit Cash Reserves Fund (4)	101,123	46,336,599
T. Rowe Price Blue Chip Growth Fund (5)	—	62,657,278
T. Rowe Price Equity Income Fund (5)	—	47,769,048
T. Rowe Price Balanced Fund (5)	—	46,075,639
T. Rowe Price New Horizons Fund (5)	—	39,640,407
T. Rowe Price Spectrum Income Fund (5)	—	36,768,544

(1)	The fair value of this fully benefit-responsive investment totaled $115,618,762 and $66,829,996 at December 31, 2013 and 2012, respectively.

(2)	During 2013 the Plan replaced certain investment options with these alternative investment options. Accordingly, these new investments were not part of the Plan investments at December 31, 2012.

(3)	Investment did not represent 5% or more of the Plan's net assets available for benefits at December 31, 2012.

(4)	Investment did not represent 5% or more of the Plan's net assets available for benefits at December 31, 2013.

(5)	During 2013 these investments were replaced with alternative investments. Accordingly, the investments were not part of the Plan investments at December 31, 2013.
The following table presents net appreciation in the Plan’s investments during 2013, including gains and losses on investments bought, sold or held during the year:

Year Ended
December 31, 2013
Mutual funds	$69,311,258
Common collective trust funds	48,906,205
Common stock	26,661,547

Total	$144,879,010

Risks and Uncertainties—The Plan provides for investments in various securities, which are exposed to interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the value of investments reported in the financial statements.

4. FAIR VALUE MEASUREMENTS
The following table presents the Plan’s financial instruments carried at fair value as of December 31, 2013 and 2012, respectively, by investment type and valuation hierarchy level:

	December 31, 2013				December 31, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Common Stock	$57,473,328	$—	$—	$57,473,328	$36,642,491	$—	$—	$36,642,491
Mutual Funds	281,379,860	—	—	281,379,860	507,936,804	—	—	507,936,804
Common Collective Trust Funds:
Stable Value Common Trust Fund	—	115,618,762	—	115,618,762	—	66,829,996	—	66,829,996
Other Common Collective Trust Funds	—	327,037,490	—	327,037,490	—	26,850,500	—	26,850,500
Total Investments at Fair Value	$338,853,188	$442,656,252	$—	$781,509,440	$544,579,295	$93,680,496	$—	$638,259,791

5. RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500
As discussed in Note 2, fully benefit-responsive investment contracts are required to be valued at contract value on the statement of net assets available for benefits; however, the Form 5500 requires all investments to be valued at fair value. The following is a reconciliation of the financial statements to the Form 5500 for net assets available for benefits and the change in net assets available for benefits:

	December 31,
	2013	2012
Net Assets Available for Benefits
Net assets available for benefits—financial statement	$807,400,474	$665,753,001
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,615,794	2,754,622
Net assets available for benefits—Form 5500	$809,016,268	$668,507,623

Year Ended December 31, 2013
Change in Net Assets Available for Benefits
Net increase in assets available for benefits—financial statement	$141,647,473
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	1,615,794
Prior year	(2,754,622)
Net increase in assets available for benefits—Form 5500	$140,508,645

6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
7. TAX STATUS
The Plan received a determination letter from the IRS dated April 16, 2014, stating the Plan, as amended effective January 1, 2013, is qualified under the applicable sections of the Internal Revenue Code (the “IRC”) and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to January 1, 2013; however, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

8. PARTY-IN-INTEREST TRANSACTIONS
Transactions of the Plan involving trustee-managed investments, investments in shares of common stock of CB&I N.V., and notes receivable from participants qualify as party-in-interest transactions under the provisions of ERISA. These transactions are each exempt from ERISA's prohibited transaction rules.
9. SUBSEQUENT EVENT
Effective January 1, 2014, the Plan was amended and restated to change from Company matching contributions totaling 100% of the first 3% of employee voluntary deferrals (see Note 1) to safe harbor Company matching contributions totaling 100% of the first 3% and 50% of the next 2% of employee voluntary deferrals. Annual Company contributions will continue to be discretionary and, if paid, will be allocated to eligible participants' accounts following the end of the Plan Year.

Supplemental Schedule

CHICAGO BRIDGE & IRON SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013
(Employer Identification Number 06-1477022, Plan Number 001)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value
		Mutual Funds:
	American Funds	Europacific Growth Fund	45,258,040
	Invesco	Diversified Dividend Fund	63,817,096
	JPMorgan	Large Cap Growth Fund	94,849,593
	Vanguard	Institutional Index Fund	38,170,384
	Vanguard	Bond Market Index Fund	33,745,121
	Vanguard	Inflation-Protected Securities Fund	1,037,709
*	T. Rowe Price	Trade Link Investments Account	2,706,099
*	T. Rowe Price	Summit Cash Reserves Fund	101,123
	Templeton	Global Bond Fund	1,694,695
			$281,379,860
		Common Collective Trust Funds:
*	T. Rowe Price	Stable Value Common Trust Fund	115,618,762
*	T. Rowe Price	New Horizons Trust Fund	59,443,373
*	T. Rowe Price	Retirement 2020 Active Trust Fund	49,357,206
*	T. Rowe Price	Retirement 2015 Active Trust Fund	39,014,838
*	T. Rowe Price	Small Cap Value Equity Trust Fund	38,852,514
*	T. Rowe Price	Retirement 2025 Active Trust Fund	36,037,898
*	T. Rowe Price	Retirement 2030 Active Trust Fund	28,273,402
*	T. Rowe Price	Retirement 2035 Active Trust Fund	17,744,073
*	T. Rowe Price	Retirement 2040 Active Trust Fund	14,739,103
*	T. Rowe Price	Retirement 2010 Active Trust Fund	12,440,006
*	T. Rowe Price	Retirement 2045 Active Trust Fund	10,815,972
*	T. Rowe Price	Retirement 2050 Active Trust Fund	10,072,126
*	T. Rowe Price	Retirement Income Active Trust Fund	3,856,316
*	T. Rowe Price	Retirement 2055 Active Trust Fund	3,776,031
*	T. Rowe Price	Retirement 2005 Active Trust Fund	2,614,632
			$442,656,252
*	Chicago Bridge & Iron Company N. V.	Common Stock	57,473,328
	Total Investments at Fair Value		$781,509,440
*	Participant Loans	Varying maturities and interest rates ranging from 4.25% to 9.25%	9,452,397
	Total Assets Held at End of Year		$790,961,837

*	Represents a party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 27, 2014

CHICAGO BRIDGE & IRON SAVINGS PLAN

/s/ Stephen H. Dimlich, Jr.
Stephen H. Dimlich, Jr.
Senior Vice President, Corporate Human Resources of Chicago Bridge & Iron Company

/s/ Westley S. Stockton
Westley S. Stockton
Vice President, Corporate Controller and Chief Accounting Officer of Chicago Bridge & Iron Company

Exhibit Index

Exhibit Number	Description

23.1	Consent of Calvetti Ferguson